FILED PURSUANT TO RULE 424(B)(2)
                                                      REGISTRATION NO. 333-61150


PROSPECTUS

                         HANDY HARDWARE WHOLESALE, INC.

                      3,860 SHARES OF CLASS A COMMON STOCK
                      9,031 SHARES OF CLASS B COMMON STOCK
                      8,751 SHARES OF PREFERRED STOCK


     Only member-dealers of Handy Hardware Wholesale, Inc. may purchase the securities offered by this prospectus. No active trading market exists for any class of our stock, and we do not anticipate that any trading market will develop in the future. We are offering these securities without an underwriter. No sales commission will be paid. Our estimated expenses for this offering total $22,625. The following table shows a breakdown of the offering:

                                  NUMBER          PER SHARE
    CLASS OF SECURITIES         OF SHARES      PRICE TO PUBLIC      PROCEEDS TO HANDY
    -------------------         ---------      ---------------      -----------------
Class A Common Stock              3,860              $100              $   386,000

Class B Common Stock              9,031              $100              $   903,100

Preferred Stock                   8,751              $100              $   875,100
---------------                   -----              ----              -----------
                                                                       $ 2,164,200

     Only holders of Class A Common Stock have voting rights. No dividends have ever been paid on Class A or Class B Common Stock. The holders of preferred stock receive a cumulative annual dividend as declared by our board of directors. This dividend is the only form of return on stock investment in Handy.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                 APRIL 23, 2003

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

  THE COMPANY..................................................................3

  THE OFFERING.................................................................3

  USE OF PROCEEDS..............................................................3

  DIVIDEND POLICY..............................................................4

  DETERMINATION OF OFFERING PRICE..............................................4

  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
     AND PREFERRED STOCK DIVIDEND REQUIREMENTS.................................5

  PLAN OF DISTRIBUTION.........................................................6

  DESCRIPTION OF CAPITAL STOCK.................................................8

  SUMMARY OF DEALER CONTRACT...................................................9

  LEGAL MATTERS...............................................................10

  EXPERTS.....................................................................10

  WHERE YOU CAN FIND MORE INFORMATION.........................................10

  INCORPORATION OF DOCUMENTS BY REFERENCE.....................................10


                              --------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to give you any other information. If you receive unauthorized information you should not rely on it. We are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

                                   THE COMPANY

     In 1961 thirteen independent hardware dealers formed Handy to provide warehouse facilities and purchasing services to independent hardware dealers. By forming Handy, these independent hardware dealers obtained better buying power. We refer to these independent hardware dealers as our member-dealers. We are owned entirely by our member-dealers. Each member-dealer signs a dealer contract in which the member-dealer agrees to buy some or all of its merchandise from us. In addition, each member-dealer enters into a stock subscription agreement to purchase our stock. These stock subscriptions provide us with capital. This prospectus covers stock to be sold to our member-dealers as part of their purchases of merchandise. For more detail, see "Plan of Distribution" on page 6. As of March 31, 2003, our 1,174 member-dealers owned hardware stores in Texas, Louisiana, Mississippi, Alabama, Florida, Oklahoma, Arkansas, Colorado, New Mexico, Mexico and Central America.

     To service our member-dealers, we maintain a central warehouse and office facility in Houston, Texas. In addition, we lease 40 power units and trailers which haul our 46 owned trailers and 25 leased trailers to deliver merchandise to our member-dealers. We charge member-dealers our cost for merchandise plus a markup charge, resulting in a lower price than member-dealers can obtain on their own. For a more detailed description of operations, see Items 1 and 2 on pages 1-6 of our 2002 Annual Report on Form 10-K.

                                  THE OFFERING

Securities offered........................3,860 shares of Class A Common Stock
                                          9,031 shares of Class B Common Stock
                                          8,751 shares of Preferred Stock

Price of each share offered...............$100

Use of proceeds...........................Purchases of inventory and upgrades of computer equipment, company cars, and warehouse and office equipment


                                 USE OF PROCEEDS

     We will receive gross offering proceeds of up to $2,164,200 from the sale of these securities. We expect to use proceeds from the offering in the following manner and priority:

     o    $ 1,884,200 for inventory purchases;

     o    $   125,000 for computer upgrades;

     o    $    75,000 for company cars upgrades;

     o    $    70,000 for warehouse equipment expansion and upgrades; and

     o    $    10,000 for office furniture and equipment upgrades.

     If we receive gross offering proceeds of less than $2,164,200, we will use our working capital as well as third party financing to fund the remaining cost of the projects listed above.

                                 DIVIDEND POLICY

     Our Articles of Incorporation require us to pay a dividend on our outstanding preferred stock. Each year our board declares the dividend amount, which must range between 7-20% of the $100 paid per share by member-dealers to purchase their preferred stock. The dividend is paid only to stockholders who own preferred stock on January 31 of each year. We prorate the dividend paid if a stockholder has owned preferred stock for less than one year. From year to year the dividend amount depends upon our earnings, capital requirements and financial condition. The table below shows preferred stock dividends paid over the past five years as a percentage of the $100 purchase price per share.

                                   1999 -- 10%
                                   2000 -- 10%
                                   2001 -- 10%
                                   2002 --  7%
                                   2003 --  7%


     We have never paid a cash dividend on either class of our common stock, and we do not anticipate doing so in the future. Our goal is to provide our member-dealers with low cost, quality merchandise to increase the member-dealers' profits. To do so, we attempt to keep our gross profit from merchandise sales at a relatively low and constant level. With the exception of funds needed to pay preferred stock dividends, we traditionally retain all earnings to finance the development and growth of our business.


                         DETERMINATION OF OFFERING PRICE

     Because no active trading market exists for any class of our stock, we have always set our stock's offering price at $100 per share, its par value. For more information regarding the market for our shares, see "Market for Registrant's Common Equity and Related Stockholder Matters" on page 6 of our 2002 Annual Report on Form 10-K.

     To our knowledge, only two forms of secondary trading in our securities exist. Stock may be transferred from one member-dealer to another, or we may repurchase shares, at a price of $100 per share, from retiring member-dealers or from overinvested member-dealers. For more information regarding our repurchase of shares, see "Note 8 - Stockholders' Equity" on pages 32-33 of our 2002 Annual Report on Form 10-K and "Plan of Distribution - Repurchases from Overinvested Member-Dealers" page 8 of this prospectus.

                   RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     The following table shows our ratio of earnings to combined fixed charges and preferred stock dividend requirements for the last five fiscal years. "Earnings" include pretax earnings from continuing operations, plus fixed charges. "Fixed charges" include interest expense, the portion of rental expense attributable to interest, and amortization of debt expense. "Preferred stock dividend requirements" cover the amount of pre-tax earnings required to pay preferred stock dividends. For the years 1998 - 2000 our earnings exceeded our combined fixed charges and preferred stock dividend requirements. In 2001 our earnings were $452,249 less than our combined fixed charges and preferred stock dividend requirements, and in 2002 our earnings were $81,406 less than our combined fixed charges and preferred stock dividend requirements.


                                       -----------------------------------------------------------------------

                                          1998            1999            2000           2001         2002
                                          ----            ----            ----           ----         ----
EARNINGS

Pretax Earnings                        $1,387,437     $1,543,855      $1,103,351    $  541,090     $   911,933
  Plus: Fixed Charges                     176,769        186,195         222,124       262,414         324,291
                                       ----------     ----------      ----------    ----------     -----------
           Total Earnings              $1,564,203     $1,730,050      $1,325,475    $  803,504     $ 1,236,224
                                       ==========     ==========      ==========    ==========     ===========

FIXED CHARGES

Interest Expense                           45,273         68,234          87,179       152,547         159,485
Rental Expense                            131,496        117,961         134,945       109,867         164,806
Amortization of Debt Expense                  -0-            -0-             -0-           -0-             -0-
                                       ----------     ----------      ----------    ----------     -----------
           Total Fixed Charges            176,769        186,195         222,124       262,414         324,291

PREFERRED STOCK DIVIDEND
  REQUIREMENTS                          1,066,200        866,166         915,508       993,339         993,339
                                       ----------     ----------      ----------    ----------     -----------
           Combined Fixed
           Charges and Preferred
           Stock Dividend
           Requirements                $1,242,969     $1,052,361      $1,137,632    $1,255,753     $ 1,317,630
                                       ==========     ==========      ==========    ==========     ===========

RATIO OF EARNINGS TO COMBINED
  FIXED CHARGES AND PREFERRED
  STOCK DIVIDEND REQUIREMENTS                1.26           1.64            1.17          0.64            0.94
                                       ==========     ==========      ==========    ==========     ===========

                              PLAN OF DISTRIBUTION

     Only our member-dealers may purchase the securities offered by this prospectus. We deliver this prospectus to each member-dealer and any potential member-dealer. We are offering these securities in a continuous offering through April 30, 2004, unless we extend the offering until a later date.

     All new member-dealers must enter into our stock subscription agreement. The stock subscription agreement requires member-dealers to make an initial purchase of our Class A Common Stock, followed by periodic purchases of our Class B Common Stock and preferred stock.

PURCHASE OF CLASS A COMMON STOCK BY NEW MEMBER-DEALERS

     We require each new member-dealer to purchase, for $1,000 cash, 10 shares of Class A Common Stock at $100 per share. We do not permit a member-dealer to purchase more than 10 shares of Class A Common Stock.

PURCHASES OF CLASS B COMMON STOCK AND PREFERRED STOCK BY MEMBER-DEALERS

     Process for Collecting Funds from Member-Dealers to Purchase Class B Common Stock and Preferred Stock.

     We prepare a semi-monthly statement for each member-dealer stating that member-dealer's total merchandise purchases made during the preceding half month. Total merchandise purchases include both the member-dealer's warehouse purchases from our inventory and that member-dealer's purchases directly from the manufacturer that are billed through us. An additional charge equal to 2% of the member-dealer's warehouse purchases from our inventory is invoiced on each statement. Our board may, but traditionally does not, include the amount of purchases made by a member-dealer directly from the manufacturer when adding the 2% charge. We accumulate the funds from this 2% charge for each member-dealer to use for its purchase of Class B Common Stock and preferred stock. When a member-dealer's accumulated funds total at least $2,000, we apply $2,000 to the purchase of 10 shares of Class B Common Stock and 10 shares of preferred stock and retain any amounts above $2,000 until the accumulated amounts again equal the $2,000 required for additional purchases.

     Formula  for   Calculating  the  Desired  Stock  Ownership  Level  of  Each
Member-Dealer.

     In April of each year, we calculate each member-dealer's desired stock ownership level, which must be at least $10,000. We base each member-dealer's desired stock ownership level on the amount of its total merchandise purchases made during the previous calendar year. The formula for calculating a member-dealer's desired stock ownership level compares the member-dealer's actual stock ownership as of December 31 of the previous year to that member-dealer's total merchandise purchases made from January 1 to December 31 of that year. Actual stock ownership includes all shares of Class A Common Stock, Class B Common Stock and preferred stock owned by a member-dealer, with each share valued at its $100 par value. Each member-dealer's desired stock ownership level is calculated based on the applicable formula set forth in the following table:

            ACTUAL STOCK                                          FORMULA FOR CALCULATING
              OWNERSHIP                                        DESIRED STOCK OWNERSHIP LEVEL
------------------------------------------------------------------------------------------------------------------------
$1 to $31,249                        $1.00 for every $  8.00 of total purchases

$31,250 to $56,249                   $1.00 for every $ 8.00 of total purchases from $1 to $250,000
                            +        $1.00 for every $10.00 of total purchases over $250,000

$56,250 to $74,999                   $1.00 for every $ 8.00 of total purchases from $1 to $250,000
                            +        $1.00 for every $10.00 of total purchases from $250,001 to $500,000
                            +        $1.00 for every $13.33 of total purchases over $500,000

$75,000 to $87,499                   $1.00 for every $ 8.00 of total purchases from $1 to $250,000
                            +        $1.00 for every $10.00 of total purchases from $250,001 to $500,000
                            +        $1.00 for every $13.33 of total purchases from $500,001 to $750,000
                            +        $1.00 for every $20.00 of total purchases over $750,000

$87,500 and above                    $1.00 for every $ 8.00 of total purchases from $1 to $250,000
                            +        $1.00 for every $10.00 of total purchases from $250,001 to $500,000
                            +        $1.00 for every $13.33 of total purchases from $500,001 to $750,000
                            +        $1.00 for every $20.00 of total purchases from $750,001 to $1,000,000
                            +        $1.00 for every $40.00 of total purchases over $1,000,000


     Example of How to  Calculate  a  Member-Dealer's  Desired  Stock  Ownership
Level.

     On December 31, a member-dealer's actual stock ownership totaled $32,000 and total merchandise purchases made from January 1 to December 31 amounted to $300,000. For the first $250,000 of total merchandise purchases, the member-dealer should own $1.00 of stock for each $8.00 of total merchandise purchases, or $31,250. For the remaining $50,000 of total merchandise purchases, the member-dealer should own an additional $1.00 of stock for each $10.00 of total merchandise purchases, or $5,000, for a total desired stock ownership of $36,250 [$31,250 plus $5,000]. The member-dealer's desired stock ownership level of $36,250 is $4,250 higher than the member-dealer's actual stock ownership of $32,000 on December 31. Thus, we will require this member-dealer to make additional purchases of Class B Common Stock and preferred stock during the twelve month period beginning April 1 of the following year using the funds we collect from the 2% charges on this member-dealer's semi-monthly invoice statement.

     When Actual Stock Ownership is Less than Desired Stock Ownership

     In April of each year, we calculate the desired stock ownership level for each member-dealer. If we determine that a member-dealer's actual stock ownership on the previous December 31 was less than its desired stock ownership level, then starting in April we will begin to collect funds for the member-dealer's purchase of additional Class B Common Stock and preferred stock. We collect these funds by adding the 2% charge described above to the member-dealer's semi-monthly invoice statements. We will continue to collect these funds for one year until the next March 31, even if the member-dealer attains its desired stock ownership level before March 31. Until funds for a member-dealer total $2,000 and are applied to purchase Class B Common Stock and preferred stock, we use that member-dealer's funds for working capital.

     When Actual Ownership is Greater than Desired Ownership.

     If a member-dealer's actual stock ownership at year-end is equal to or exceeds its desired stock ownership level, it is overinvested and is not required to make additional purchases of Class B Common Stock and preferred stock during the twelve month period beginning April 1 of the following year.

However, a member-dealer may voluntarily continue to make additional purchases of Class B Common Stock and preferred stock by paying to us amounts equal to 2% of the member-dealer's warehouse purchases invoiced on each semi-monthly statement.

     Repurchases from Overinvested Member-Dealers.

     Since 1991, we have offered to repurchase Class B Common Stock and preferred stock from member-dealers whose actual stock ownership has exceeded their desired stock ownership level by $4,000 or more. Each year we offer to repurchase one-fourth of the member-dealer's excess amount at that time, equally divided between shares of Class B Common Stock and preferred stock. We repurchase the shares for their initial sales price of $100 per share.

     As of December 31, 2002, the total overinvested amount eligible for repurchase by the Company was approximately $1,300,000, of which the Company offered to repurchase 3,250 shares, valued at $325,000. Of the 3,250 shares eligible for repurchase from overinested member-dealers, 128 shares (approximately 4%) were submitted for repurchase, for which we paid $12,800. We intend to continue offering to repurchase from member-dealers overinvested amounts eligible for repurchase. Our ability to make such repurchases, however, will depend upon our future results of operations, liquidity, capital needs and other financial factors. We cannot assure you that repurchase offers will take place in the future, or if so, in what amounts or over what time periods.

EXISTING MEMBER-DEALERS WHO OPEN NEW STORES

     If a member-dealer opens an additional store, we will treat the new store, also known as a member-dealer affiliate, as a new member-dealer. However, we require the member-dealer affiliate to make an initial purchase of 10 shares of preferred stock rather than 10 shares of Class A Common Stock. We treat the member-dealer affiliate as an entirely separate entity when determining required Class B Common Stock and preferred stock purchases. We calculate a separate desired stock ownership level for the member-dealer affiliate, and the member-dealer affiliate has its own account for its funds to be used to purchase Class B Common Stock and preferred stock.

MANNER OF OFFERING

     We will offer and sell the securities offered in this prospectus in the states of Texas, Louisiana, Mississippi, Alabama, Florida, Oklahoma, Arkansas, Colorado and New Mexico, as well as in Mexico, Central America and any additional states or territories in which we determine to do business. Employees who are licensed to sell securities in those states listed above or any additional state in which we determine to do business, or employees who are exempt from licensing requirements, will sell these securities. We have not employed, and we do not intend to employ, an underwriter for this offering nor will we pay discounts or commissions in making these sales of shares.

                          DESCRIPTION OF CAPITAL STOCK

     Our Articles of Incorporation authorize us to issue 20,000 shares of Class A Common Stock, 100,000 shares of Class B Common Stock and 100,000 shares of preferred stock, each with a $100 par value per share.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     Class A common stockholders must engage in the retail sale of goods and merchandise. No member-dealer may own more than 10 shares of Class A Common Stock. When we submit matters for shareholder vote, a member-dealer receives one vote for each share of Class A Common Stock it owns. At each annual meeting, our Class A common stockholders elect three directors, each to serve a three year term, and one additional director to serve a one year term as both a director and as President. Our Bylaws currently require our board to consist of ten directors. However, at the Annual Meeting of Shareholders to be held April 21, 2003, Class A common stockholders will vote on an amendment to the Bylaws to provide that the number of directors on our board may vary between eight and ten, rather than being set at ten. Class B common stockholders may not vote on matters submitted to a shareholder vote, except as required by the Texas Business Corporation Act or in the unusual circumstances of matters which would change their rights as shareholders.

     Class A and Class B common stockholders have no preemptive rights to purchase any securities. Upon the liquidation and distribution of our assets, holders of preferred stock will be paid first, with holders of Class A and Class B Common Stock sharing ratably in the distribution of the remaining assets. As of March 25, 2003, there were 1,020 holders of record of Class A Common Stock and 952 holders of record of Class B Common Stock.

     Class A common stockholders must offer to sell their shares to us before selling them to a third person. We do not restrict transfer of Class B Common Stock. We believe that member-dealers or former member-dealers own all shares of our Class A Common Stock and member-dealers, former member-dealers or member-dealer affiliates own all shares of our Class B Common Stock.

PREFERRED STOCK

     Preferred stockholders are entitled to receive cumulative dividends. According to our Articles of Incorporation, our board declares these dividends, which must range from 7-20% of the $100 purchase price per share. Each share of preferred stock has a $100 per share liquidation value. The preferred stock dividend is the only form of return on stock investment in Handy. Preferred stockholders are not entitled to vote on matters submitted to a vote of shareholders, except as required by the Texas Business Corporation Act or in the unusual circumstances of matters which would change their rights as shareholders. Preferred stockholders may not convert their shares to common stock. However, our board, at its option, may vote to redeem these shares in exchange for $100 per share and all accrued unpaid dividends. We have no obligation to redeem the preferred stock or provide for a sinking fund for the redemption of such shares.

     We do not restrict the transfer of preferred stock. However, we believe that member-dealers, former member-dealers or member-dealer affiliates own all shares of our preferred stock. As of March 25, 2003, there were 1,010 holders of preferred stock.

                           SUMMARY OF DEALER CONTRACT

     We require each member-dealer to enter into a dealer contract with us. Under the dealer contract, we agree to sell merchandise and furnish services to the member-dealer at our cost, plus freight costs and a mark up charge. We sell the merchandise to each member-dealer f.o.b. our warehouse. Our trucks or common carrier deliver merchandise at charges we set. We also agree to permit the member-dealer to use the trade name "Handy Hardware Store" and agree to make available signs, a general catalog and other materials to the member-dealer for its operation as a Handy Hardware Store.

     Under the dealer contract, the member-dealer agrees to enter into a stock subscription agreement to purchase our securities. In addition, the dealer contract requires the member-dealer to pay an initial service charge, currently set at $200, to defray part of the costs of establishing their new account. The member-dealer must maintain in confidence all materials we provide and, upon termination of the dealer contract, must return all materials we furnished. The member-dealer also agrees to order merchandise from us, to pay all invoices when due and to attend trade shows and other member-dealer meetings. Either we or the member-dealer may cancel the dealer contract upon 60 days notice.

                                  LEGAL MATTERS

     The validity of our securities offered in this prospectus has been passed upon by Jenkens & Gilchrist, A Professional Corporation, Houston, Texas.

                                     EXPERTS

     The financial statements included in our 2002 Annual Report on Form 10-K have been examined by Clyde D. Thomas & Company, P.C., independent public accountants, as stated in their opinion incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance on such report and on that firm's authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     We have filed a registration statement with the SEC on Form S-2 to register the securities offered in this prospectus. This prospectus is part of such registration statement. As allowed by SEC rules, this prospectus does not contain all the information in the registration statement or in the exhibits to the registration statement.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to include information in this document by "incorporating by reference," which means that we can disclose important information to you by referring to those documents. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which has been filed with the SEC and delivered to our member-dealers and to any potential member-dealer who may purchase the securities offered by this prospectus, is incorporated by reference in this prospectus, along with any future filings made with the SEC under Sections 13(a) and 15(d) of the Exchange Act. You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or telephoning us at our headquarters:

                           Handy Hardware Wholesale, Inc.
                           8300 Tewantin Drive
                           Houston, Texas 77061
                           (713) 644-1495
                           Attention: Tina S. Kirbie